EXHIBIT 12

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

Exhibit 12 - Ratio of Earning to Fixed Charges

(Dollars in millions)	Years ended December 31
	2015	2014	2013	2012	2011
Interest expense and amortization of debt expense and premium	$30.5	$27.4	$27.7	$14.0	$8.7
Capitalized interest	0.6	0.7	0.4	0.8	1.9
Interest in rent expense	6.1	6.2	6.9	6.8	6.0
Total fixed charges	$37.2	$34.3	$35.0	$21.6	$16.6
Income before Income Taxes	$635.4	$624.9	$597.8	$542.5	$494.6
Plus:
Fixed Charges	37.2	34.3	35.0	21.6	16.6
Amortization of capitalized interest	0.9	0.9	0.9	0.9	0.8
Distributed income from equity investment	12.0	12.5	7.7	10.3	10.5
Less:
Capitalized interest	(0.6)	(0.7)	(0.4)	(0.8)	(1.9)
Equity in (earnings) losses of affiliates	5.8	(11.6)	(2.8)	(8.9)	(10.0)
Earnings as adjusted	$690.7	$660.3	$638.2	$565.6	$510.6
Ratio of earnings to fixed charges	18.6	19.3	18.2	26.2	30.8